For Immediate Release

FORDING ANNOUNCES FINAL
CASH/UNIT ENTITLEMENTS

CALGARY, March 10, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) (the “Trust”) today confirmed it has paid $1.05 billion and issued approximately 20,635,700 units of the Trust to the former shareholders of Fording Inc. The payments and certificates representing units are in the process of being mailed to shareholders or are otherwise being credited to shareholder accounts through the broker intermediary system.

Immediately after the closing of Fording’s plan of arrangement, approximately 46,321,400 units were issued and outstanding, consisting of approximately 20,635,700 units issued to former Fording shareholders and approximately 25,685,700 units issued to principal investors pursuant to the arrangement. In addition, approximately 714,200 options to purchase units were outstanding as a result of the exchange of existing Fording options for replacement unit options under the plan of arrangement.

Former Fording shareholders who made no election or who elected to receive units in respect of all or part of their Fording shares will receive one unit for each share. Shareholders who elected cash consideration in respect of their Fording shares were subject to pro rationing. As a result, those shareholders will receive $26.0048 cash and 0.257006 units for each Fording share for which cash was elected. No fractions of units are being issued so that cash proceeds received will also include additional payment for any fractions of units.

Tax Treatment of Canadian Resident Shareholders

The plan of arrangement was a taxable transaction to those former Fording shareholders who were resident in Canada at the time of the arrangement.

As described in the Third Supplement to the Management Information Circular for the Special Meeting dated January 27, 2003, shareholders of Fording (other than Small Non-Board Lot Holders) who held their shares as capital property are treated as having realized a capital gain or a capital loss. This gain or loss is equal to the amount by which the amount of cash (including payments for fractional units) plus the fair market value of the units received on the exchange exceeds (or is less than) the adjusted cost base of the Fording shares and any reasonable costs of disposition.

The cost of each unit received by a Fording shareholder is equal to its fair market value at the time of the exchange.

The Trust considers that, in its view and that of its advisors, it would be reasonable to utilize the weighted average trading price of the units on the TSX in the five trading days from and including February 28, 2003 until and including March 6, 2003 as the basis for measuring the fair market value of the units for these purposes. The weighted average trading price of the units in that period was $30.67. This determination is not binding on the Canada Customs and Revenue Agency, and Fording shareholders should therefore consult their own tax advisors.

Small Non-Board Lot Holders

Under the plan of arrangement, a Small Non-Board Lot Holder is a person who was a registered shareholder of no more than 20 Fording shares as of the close of business on November 19, 2002, who continued to hold such shares through to March 4, 2003, and who did not deliver the Small Non-Board Lot Holder Retention of Interest Form to Fording.

Small Non-Board Lot Holders will receive $33.33 per Fording share. For income tax purposes, each Small Non-Board Lot Holder is deemed to have received a dividend of $13.26 per share, being the excess of $33.33 over the paid-up capital of each Fording share, which Fording has determined to be $20.07 per share.

Each Small Non-Board Lot Holder is further deemed to have disposed of his or her Fording shares for proceeds of disposition of $20.07, and will therefore realize a capital gain or a capital loss equal to the amount by which $20.07 exceeds (or is less than) the Small Non-Board Lot Holder’s adjusted cost base of his or her Fording shares and any reasonable costs of disposition.

Additional Tax Information

Additional information with respect to other Canadian, United States and foreign tax considerations is included in the Third Supplement (commencing at page 73). Shareholders should also consult their tax advisor.

The Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust’s assets include a 65% ownership of the Fording Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties. Fording is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information contact:

Mark Gow, CA
Director, Investor Relations
Fording Canadian Coal Trust
403-260-9834
mark_gow@fording.ca

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